Q4 FY2022 INVESTOR PRESENTATION

2 This presentation includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this presentation, other than statements of historical facts, are forward-looking statements. The words “believe,” “estimate,” “expect,” “may,” “will” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements include, but are not limited to, the statements regarding our business strategy and our plans and objectives for future operations, our addressable market, potential technological disruptions, and client demand for our services. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: our business, results of operations and financial condition may be negatively impacted by the COVID-19 pandemic and the conflict between Russia and Ukraine or if general economic conditions in Europe, the United States or the global economy worsen; our ability to manage our rapid growth or achieve anticipated growth; our ability to retain existing clients and attract new clients, including our ability to increase revenue from existing clients and diversify our revenue concentration; our ability to attract and retain highly-skilled IT professionals at cost-effective rates; our ability to penetrate new industry verticals and geographies and grow our revenue in current industry verticals and geographies; our ability to maintain favourable pricing and utilisation rates; our ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; the effects of increased competition as well as innovations by new and existing competitors in our market; our ability to adapt to technological change and innovate solutions for our clients; our ability to collect on billed and unbilled receivables from clients; our ability to effectively manage our international operations, including our exposure to foreign currency exchange rate fluctuations; our ability to remediate the identified material weaknesses and maintain an effective system of disclosure controls and internal control over financial reporting and our future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes, as well as other risks and uncertainties discussed in the “Risk Factors” sections of our Annual Report filed with the Securities and Exchange Commission (the “SEC”) on September 28, 2021, as well as in any subsequent filings we may make with the SEC. Except as required by law, we assume no duty to update any of these forward-looking statements after the date of this presentation to conform these statements to actual results or revised expectations. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this presentation. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements contained in this presentation.   This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Neither we nor any other person makes any representation as to the accuracy or completeness of such data or undertakes any obligation to update such data after the date of this presentation. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.   By attending or receiving this presentation you acknowledge that you will be solely responsible for your own assessment of the market and our market position and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of our business.   This presentation includes non-IFRS financial measures which have certain limitations and should not be considered in isolation, or as alternatives to or substitutes for, financial measures determined in accordance with IFRS. The non-IFRS measures as defined by us may not be comparable to similar non-IFRS measures presented by other companies. Our presentation of such measures, which may include adjustments to exclude unusual or non-recurring items, should not be construed as an inference that our future results will be unaffected by these or other unusual or non-recurring items. See the IFRS to Non-IFRS Reconciliation section for a reconciliation of these non-IFRS financial measures to the most directly comparable IFRS financial measures. Disclaimer

REIMAGINING THE RELATIONSHIP BETWEEN PEOPLE & TECHNOLOGY 3

We accelerate our clients’ ability to take advantage of new business models and market opportunities by ideating and delivering dynamic platforms and intelligent digital experiences that are designed to fuel rapid, ongoing transformation of their businesses.   By leveraging next-generation technologies, our agile, multi-disciplinary teams provide a combination of Product & Technology Strategies, Intelligent Experiences, and World Class Engineering to help our clients become more engaging, responsive, and efficient. REIMAGINING THE RELATIONSHIP BETWEEN PEOPLE & TECHNOLOGY 4

5 1 Opportunity & Approach Q4 FY2022

6 WE ARE A LEADING NEXT-GEN TECHNOLOGY SERVICES PROVIDER AND HELP ACCELERATE DISRUPTION BY DELIVERING RAPID EVOLUTION TO ENTERPRISES. OUR PEOPLE SYNTHESIZE CREATIVITY, TECHNOLOGY, AND DELIVERY AT SCALE IN MULTI-DISCIPLINARY TEAMS, ENABLING US TO SUPPORT OUR CLIENTS FROM IDEATION TO PRODUCTION. FROM PROOF OF CONCEPT, TO PROTOTYPE, TO PRODUCTION, WE USE OUR ENGINEERING EXPERTISE TO DELIVER ENTERPRISE PRODUCTS AND PLATFORMS CAPABLE OF HANDLING MILLIONS OF TRANSACTIONS PER DAY. IN THIS NEW REALITY, WE’LL BUILD THE EXPERIENCES, TECHNICAL SCAFFOLDING, AND INFRASTRUCTURE DESIGNED TO ENABLE AN ENTIRELY NEW SET OF INTERACTIONS BETWEEN PEOPLE AND TECHNOLOGY. We enable change AS A RESULT OF THE RAPID SOCIAL CHANGES THE WORLD HAS BEEN FORCED TO ADAPT OVER THE LAST SEVERAL YEARS, BUSINESSES HAVE HAD TO SWIFTLY EVOLVE TO ENSURE THEY COULD CONTINUE TO OPERATE, WHILE MEETING A VERY DIFFERENT SET OF CUSTOMER EXPECTATIONS. IN THIS NEW REALITY, AN ORGANISATION’S ABILITY TO OPERATE PRIMARILY IN A DIGITAL LANDSCAPE MAY DICTATE ITS ABILITY TO BOTH SURVIVE AND SUCCEED. WE BELIEVE, MOVING FORWARD, TRUE DIGITAL TRANSFORMATION AND THE ESTABLISHMENT OF A FLEXIBLE BUSINESS MODEL WILL BECOME MISSION CRITICAL FOR BUSINESSES. The new reality

LARGE AND FAST GROWING MARKET OPPORTUNITY DELIVER RAPID EVOLUTION BY COMBINING NEXT-GEN TECHNOLOGIES WITH DEEP INDUSTRY EXPERTISE STRONG GROWTH AND FINANCIAL PERFORMANCE IDEATION TO PRODUCTION CAPABILITIES, DISTRIBUTED AGILE AT SCALE, DOMAIN EXPERTISE AND NEAR-SHORE LOCATIONS FOUNDER-LED, EXPERIENCED MANAGEMENT TEAM WITH STRONG CULTURE 7

8 TRADITIONAL IT SERVICES BUS. & TECH CONSULTANTS ENGINEERING ENTERPRISE AGILE AUTOMATION NEXT-GEN TECH STRATEGY   USER EXPERIENCE DIGITAL   AGENCIES

We serve a  large addressable market. * IDC Worldwide Digital Transformation Spending Guide, May 2022 update. 16.6 % FOR   DIGITAL   TRANSFORMATION   INVESTMENTS 9 $1.8T 2021 - 2025 CAGR 2022 FORECAST

10 ENDAVANS BY GEOGRAPHY FY19 FY20 FY21 FY22 Western Europe 254 448 493 602 Central Europe - EU Countries 3,062 3,368 4,469 6,093 3,316 3,816 4,962 6,695 Central Europe - Non-EU Countries 1,583 1,810 2,361 2,842 Latin America 780 895 1,244 1,927 North America 75 103 311 348 APAC 5 38 Middle East 3 5,754 6,624 8,883 11,853 Our people are at the heart of who we are and drive our success as   a business. We enable Endavans to be the best they can be, through our positive working experience ensuring everyone feels respected, included, and connected to our culture. 11,853 GLOBAL EMPLOYEES AS OF JUN 30, 2022 33.4% EMPLOYEE GROWTH Q4FY22 VS Q4FY21 36% WOMEN IN TOTAL STAFF AS OF JUN 30, 2022 16%3% 24% 57% EUROPEAN UNION EUROPE NON-EU NORTH AMERICA LATIN AMERICA APAC & MIDDLE EAST Q4FY22 ENDAVANS BY REGION < 1%

11 CLOSE TO CLIENT Australia Austria Canada Denmark Germany Ireland Netherlands Singapore   Switzerland United Kingdom United Arab Emirates United States NEARSHORE LOCATIONS European Union:   Bulgaria, Croatia, Poland, Romania and Slovenia   Central Europe:   Bosnia & Herzegovina, Moldova, North Macedonia and Serbia   Latin America:  Argentina, Colombia, Mexico and Uruguay Asia Pacific: Malaysia   59 cities  26 countries

FOUNDED IN
2000
CONCISE
UK
IT CONSULTANCY
EXPAND TO CE
COMPUDAVA
MOLDOVA
NEARSHORE LOCATION
EXPAND TO USA
ALPHEUS
GERMANY
CONSULTING BUSINESS
PS TECH
SERBIA
AGILE DELIVERY
NICKELFISH
USA
DIGITAL, UX & STRATEGY FIRM
ISDC
NETHERLANDS & CE
AGILE DELIVERY
EXPAND TO LATAM
VELOCITY PARTNERS
USA & LATAM
NA SALES & LATAM DELIVERY
IPO NYSE JULY 2018
BAIN PARTNERSHIP ANNOUNCED
INTUITUS
UK
IT CONSULTANCY PRIVATE EQUITY
EXOZET
GERMANY
DIGITAL AGENCY
COMTRADE DIGITAL SERVICES
ADRIATIC REGION
SOFTWARE ENGINEERING SERVICES
FIVE
USA, CROATIA
DIGITAL AGENCY
LEVVEL
USA
TECH STRATEGY CONSULTING & ENGINEERING
Q4 FY22
2022
HEADCOUNT
60
240
1,000
2,000
5,000
11,853

HISTORY OF ENDAVA

12

13 WE CREATE VALUE THROUGH THE DELIVERY OF

14 BUSINESS ANALYSIS DATA & ANALYTICS   DIGITAL PRODUCT STRATEGY PE DIGITAL & IT ADVISORY PROGRAMME MANAGEMENT TECHNOLOGY STRATEGY AUTOMATED TESTING. CLOUD NATIVE SOFTWARE ENG. CONTINUOUS DELIVERY . DISTRIBUTED AGILE DELIVERY INTELLIGENT AUTOMATION SECURE DEVELOPMENT AGILE APPLICATIONS MGMT CLOUD INFRASTRUCTURE   DEVSECOPS   SERVICE DELIVERY SMART DESK   TELEMETRY & MONITORING ARCHITECTURE EXTENDED REALITY MACHINE LEARNING & AI   PRODUCT DESIGN USER EXPERIENCE DESIGN VISUAL DESIGN

15 TODAY TIME TECHNOLOGY DISRUPTION WAVES & CONVERGENCE MOBILITY PAYMENTS RETAIL / CPG CAPITAL MARKETS HEALTHTECH INSURANCE

EMBEDDED FINANCE
PAAS
REQUEST TO PAY
DLT IN CROSS BORDER PAYMENTS
IN CAR PAYMENTS
PAYMENTS IN METAVERSE
ALL PAYMENTS INSTANT
NO PHYSICAL TERMINAL
REAL TIME PAYMENTS
CRYPTO WALLETS
BIOMETRIC PAYMENTS
ZERO FRAUD PAYMENTS
VERTICALLY-INTEGRATED PAYMENTS
CROSS BORDER PAYMENTS
INSTANT/DIGITAL ISSUING
FREE ACQUIRING
CDBC
MICROPAYMENTS
OPEN BANKING
SOFTPOS
ISO 20022 ADOPTION
NO-CASH SOCIETY
FREE PAYMENTS
CLOSED LOOP PAYMENT ECOSYSTEM
VARIABLE DIRECT DEBIT
BNPL
2012
2017
NOW
2025
2030
2035
2040+

PAYMENTS INDUSTRY TRENDS

FUEL ECONOMY
CONNECTED TO MOBILE PHONE
CAR-SHARING
RIDE-HAILING (UBER)
APPLE CARPLAY ANDROID AUTO
INDIVIDUAL CAR LEASING
RISING ADOPTION OF PLUG-IN HYBRID EV
SEMI-AUTONOMOUS DRIVING AIDS
PROPRIETARY AUTOMOTIVE OS
CAR SUBSCRIPTION
5G
DEALERSHIPS EXPERIENCE CENTERS
DIGITAL SALES PROCESS USING AR AND VR
INTELLIGENT ROUTING PARKING, TRAFFIC JAM
USAGE-SPECIFIC INSURANCE
NEW (INDUCTIVE) CHARGING INFRASTRUCTURE
IN-CAR PAYMENTS FOR ELECTRICITY, PARKING, TOLLS PAYMENTS
IN-CAR ENTERTAINMENT MEDIA
RISING ADOPTION OF BATTERY EV
"HANDS OFF, MIND OFF"
CONNECTED TO SMART CITIES
IN-CAR COMMERCE RETAIL
ELECTRIC-ONLY DRIVE ZONES IN CITIES
VEHICLE COMMUNICATION
AUTONOMOUS TRAFFIC MANAGEMENT
P2P CAR-SHARING
ZERO EMISSIONS
ROBOTAXIS
ZERO ACCIDENTS
2012
2017
NOW
2025
2030
2035
2040+

AUTOMOTIVE INDUSTRY TRENDS

18 AS WE STRIVE TO BE THE ASPIRATIONAL BRAND FOR IT PROFESSIONALS IN THE REGIONS IN WHICH WE OPERATE, WE ATTRACT HIGH QUALITY TALENT. TO SUPPORT THIS GROWTH, WE NEED LEADERSHIP AND HAVE DEVELOPED THE ‘PASS IT ON’ INITIATIVE WHICH DRIVES LOYALTY AND LOWERS ATTRITION. WE USE TUCK-IN ACQUISITIONS TO ACCELERATE OUR GROWTH STRATEGY - TO EITHER ESTABLISH OURSELVES IN A NEW GEO OR TO ESTABLISH A NEW AREA OF EXPERTISE AND MARKET GROWTH. BRAND CULTURE M&A Scalability

19 ENDAVA’S FIVE KEY SUSTAINABILITY FOCUS AREAS

20 KEY SUSTAINABILITY COMMITMENTS OUR PEOPLE SOCIAL IMPACT OPERATING RESPONSIBILITY INNOVATION & DATA INTEGRITY ENVIRONMENTAL IMPACT We enable our people to be the best they can be by fostering an inclusive culture, providing career and progression opportunities, and supporting their wellbeing. We follow sound environmental practices to lower our energy footprint, reduce waste, choose greener infrastructures and equipment, and promote environmentally friendly ways of working. We help our clients to accelerate industry transformation by reimagining the relationship between people and technology, while safeguarding our clients’ privacy and protecting the assets entrusted to us according to industry standards. We contribute to the societies we are part of, and more broadly the Technology & Services industry, through community and fundraising activities in the areas of Education, Health and the Environment. We apply the highest standards of business conduct and ethics to work situations and strive to make the right decisions that benefit our people, inventors, customers, suppliers and society.

21 2 Financials Q4 FY2022

22 MASTER SERVICE AGREEMENTS WITH CLIENTS PRIMARILY T&M BASED PRICING LONG-TERM CLIENT RELATIONSHIPS STRONG REVENUE GROWTH HEALTHY MARGINS LOW CAPEX REQUIREMENTS POSITIVE ADJUSTED FREE CASH FLOW Financial  Highlights

23 STRONG REVENUE GROWTH FY18 FY19 FY20 FY21 FY22 _ FY21 FY22 180.4 133.6 169.2 112.3 157.7 105.2 147.595.1654.8446.3351.0287.9217.6 CAGR 31.7% OVER LAST 5 YEARS, 88.6% OF REVENUE (ON AVERAGE) EACH FISCAL YEAR WAS GENERATED FROM CLIENTS IN THE PREVIOUS YEAR. FY18 JUNE 30 JUNE 30 12M21 12M22FY19 FY20 +46.7% YOYRevenue (£m) FY21 FY22 Q1 Q2 654.8 Q3 Q4446.3

Profit Before Tax (£m)



102.4
54.4
32.5
25.9
18.5
16.5
19.1
10.6
8.7
24.9
Q4
Q3
Q2
Q1
23.0
29.1
23.4
54.4
102.4
FY18
FY19
FY20
FY21
FY22
12M21
12M22
JUNE 30
JUNE 30
MARGIN
10.6%
10.1%
6.7%
12.2%
15.6%
12.2% 15.6% 12M
13.9% 18.0% Q4
14.7% 15.3% Q3
10.1% 12.1% Q2
9.2% 16.9% Q1

Adjusted Profit Before Tax (£m)*

CAGR 44%



138.3
92.1
36.3
34.2
29.3
23.9
33.0
20.6
18.2
34.8
Q4
Q3
Q2
Q1
31.8
51.0
66.7
92.1
138.3
FY18
FY19
FY20
FY21
FY22
12M21
12M22
JUNE 30
JUNE 30
MARGIN
14.6%
17.7%
19.0%
20.6%
21.1%
20.6% 21.1% 12M
22.0% 20.1% Q4
21.3% 20.2% Q3
19.6% 20.9% Q2
19.2% 23.6% Q1

ROBUST PROFITABILITY

* See page 30 for reconciliation of IFRS to Non-IFRS metrics

24

Top Client Revenue %


TOP TEN
42%
38%
38%
35%
34%
36%
32%
FY18
FY19
FY20
FY21
FY22
Q4FY21
Q4FY22
JUNE 30
JUNE 30

No. of Clients / Revenue > £1m*


46
63
65
85
134
85
134
FY18
FY19
FY20
FY21
FY22
Q4FY21
Q4FY22
JUNE 30
JUNE 30

DEEP CLIENT RELATIONSHIPS

* Calculated on a 12 month rolling basis.

25

26 INCREASING NUMBER & SPEND OF CLIENTS FY18 FY20 FY22 Q4FY21 732615732615416275258 Total No. of Clients FY18 JUNE 30 FY19 FY20 Q4FY21 Q4FY22 JUNE 30 FY21 FY22 JUNE 30 FY18 FY19 FY20 FY21 FY22 - Q4FY21 Q4FY22 312260841697647699597 Average Spend: REMAINING CLIENTS (£000s) FY18 JUNE 30 FY19 FY20 FY21 Q4FY21 Q4FY22FY22 JUNE 30 0 5538 11075 16613 22150 FY17 FY18 FY19 FY20 FY21 Q4FY21 Q4FY22 5,7604,76022,15015,59013,38010,8709,040 FY18 JUNE 30 FY19 FY20 FY21 Average Spend: TOP TEN CLIENTS (£000s) FY22 Q4FY21 Q4FY22

DIVERSE REVENUE BASE: GEOGRAPHY & INDUSTRY VERTICALS 24% 25% 51% PAYMENTS AND FINANCIAL SERVICES TECHNOLOGY, MEDIA & TELECOMMUNICATIONS OTHER REVENUE % BY VERTICAL Q4 FY22 FY18 FY19 FY20 FY21 FY22 _ Q4FY21 Q4FY22 3%2%3%3% 35%37%35% 31%29% 27% 21% 22%21%21%24%24%28%34% 40%40%41%42%44%45%45% UK EUROPE N.AMERICA RoW * FY18 JUNE 30 JUNE 30 Q4FY21 Q4FY22FY19 FY20 27 * Other includes consumer products,   healthcare, mobility and retail verticals Revenue by Region 3% FY21 FY22 3% 3%23%

12M Q2 Q1 1.6% 2.4% LOW CAPEX & POSITIVE ADJUSTED FCF 0.00 27.00 54.00 81.00 108.00 FY18 FY19 FY20 FY21 FY22 _ FY21 FY22 43.4 32.6 16.1 10.2 31.2 18.7 16.521.2107.282.731.529.828.7 FY18 FY20 FY22 FY21 3.7 1.6 2.7 1.4 3.8 1.7 3.50.613.75.27.36.13.7 FY18 12M21 12M22FY19 % OF REVENUE 13.2% 18.5% 16.4% FY18 JUNE 30 FY19 10.4%1.7% 1.2% 2.1%2.1% JUNE 30 JUNE 30 FY20 2.1% FY20 9.0% 28* See page 30 for reconciliation of IFRS to Non-IFRS metrics Capital Expenditures (£m) Adjusted Free Cash Flow (£m)* FY21 1.2% FY21 18.5% JUNE 30 12M21 12M22FY22 2.1% FY22 16.4% Q1 Q2 13.7 5.2 0.6% 2.3% 12M Q2 Q1 Q1 Q2 107.2 82.7 17.7% 19.8% 22.3% 11.2% % OF REVENUE Q3 1.2% 1.6% Q3 Q3 Q39.1% 9.5% Q4 1.2% 2.1% Q4 Q4 Q424.4% 24.1%

3 Appendix Q4 FY2022 29

SUPPLEMENTAL NON-IFRS FINANCIAL INFORMATION

	TWELVE MONTHS ENDED JUNE 30			THREE MONTHS ENDED JUNE 30	
	2020[(1)]	2021[(1)]	2022	2021[(1)]	2022
Reconciliation of Revenue Growth at Constant Currency to Revenue Growth as Reported under IFRS					
Revenue Growth as Reported under IFRS	21.9 %	27.2 %	46.7 %	47.7 %	35.0 %
Foreign exchange rates impact	(0.9)%	2.4 %	0.9 %	7.2 %	(4.1)%
Revenue Growth at Constant Currency Including Worldpay Captive	**21.0 %**	**29.6 %**	**47.6 %**	**54.9 %**	**30.9 %**
Impact of Worldpay Captive	3.2 %	0.8 %	— %	— %	— %
Proforma Revenue Growth Rate at Constant Currency Excluding Worldpay Captive	**24.2 %**	**30.4 %**	**47.6 %**	**54.9 %**	**30.9 %**
Reconciliation of Adjusted Profit Before Tax and Adjusted Profit for the Period					
£ in 000s					
Profit before Tax	23,364	54,368	102,379	18,538	32,491
Adjustments:					
Share based compensation expense	15,663	24,427	35,005	6,909	7,463
Discretionary EBT bonus	27,874	—	—	—	—
Amortization of acquired intangible assets	4,075	6,725	10,823	3,380	3,077
Foreign currency exchange (gains) losses, net	(2,054)	6,546	(9,944)	515	(6,785)
Net gain on disposal of subsidiary	(2,215)	—	—	—	—
Total Adjustments	**43,343**	**37,698**	**35,884**	**10,804**	**3,755**
Adjusted Profit Before Tax	**66,707**	**92,066**	**138,263**	**29,342**	**36,246**
Margin % (Adjusted Profit Before Tax as a percentage of Revenue)	**19.0 %**	**20.6 %**	**21.1 %**	**22.0 %**	**20.1 %**
Profit for the Period	19,991	43,450	83,093	15,957	27,039
Adjustments:					
Adjustments to profit before tax	43,343	37,698	35,884	10,804	3,755
Tax impact of adjustments	(8,787)	(7,241)	(6,933)	(3,158)	(1,448)
Adjusted Profit for the Period	**54,547**	**73,907**	**112,044**	**23,603**	**29,346**
Reconciliation of Net Cash from Operating Activities to Adjusted Free Cash Flow					
Net Cash from Operating Activities	37,877	87,668	120,719	34,234	47,112
Adjustments:					
Grant received	888	228	139	(39)	49
Net purchase of non-current assets (tangible and intangible)	(7,319)	(5,236)	(13,695)	(1,634)	(3,741)
Adjusted Free Cash Flow	**31,446**	**82,660**	**107,163**	**32,561**	**43,420**
Margin % (Adjusted Free Cash Flow as a percentage of Revenue)	**9.0 %**	**18.5 %**	**16.4 %**	**24.4 %**	**24.1 %**

(1) Restated to include the effect of IFRIC agenda decision on cloud configuration and customisation costs.
In 2021, IFRIC issued an agenda decision on configuration and customisation costs in a cloud-computing arrangement. In response, Endava's accounting policy on intangible assets has been updated, specifically to expense costs incurred in the implementation of business systems built upon software that is contracted on a SaaS basis and hosted in a public cloud where these do not give rise to an identifiable intangible asset that Endava controls. This change in accounting policy is applied retrospectively. Endava's most significant configuration and customisation costs were incurred in the fiscal years 2017 to 2020, when Oracle ERP system was implemented.

IFRS TO NON-IFRS RECONCILIATION

30